Exhibit 99.1

26 July 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Completion of pre-clinical liver cancer programme

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces the successful completion of its pre-clinical programme for its wholly-owned candidate MTD119 (previously MTR104) for advanced liver cancer.

The pre-clinical programme included three subcutaneous or orthotopic liver cancer xenograft models treated with the active cytotoxic compound maytansine conjugated with Midatech’s gold nanoparticle (GNP) technology.

The studies demonstrated potent anti-tumour activity in vivo in all efficacy models. Peak reduction in tumour growth due to MTD119 was more than six-fold (mean reduction more than three-fold) compared to the current standard of care, sorafenib, and with improved overall survival. The specific targeting of maytansine to tumour cells by MTD119 also resulted in significantly improved tolerability.

MTD119 is a targeted therapy treatment for advanced hepatocellular carcinoma, which accounts for most liver cancers and is the third leading cause of cancer deaths worldwide with almost 800,000 deaths in 20151. Currently, 95% of cases are non-curable and non-operable and median survival is less than one year, with rare and short-lived successful outcomes with existing forms of chemotherapy. Sorafenib (Nexavar) has projected 2018 annual sales of almost $1.5 billion2.

MTD119 will now enter formal investigational new drug (IND) application enabling studies, with completion expected in H1 2018.  This will be followed by an expected IND submission to the US Food and Drug Administration for first in human studies to commence in 2018.

Commenting on the pre-clinical results, Dr Jim Phillips, CEO of Midatech, said: "This is an important milestone in moving our MTD119 compound towards the clinic as it represents Midatech’s first anti-cancer product using the Company’s core proprietary GNP technology platform. We are very encouraged by the results so far and are focused on completing the formal IND safety studies over the next six months and getting the product into first in human studies in 2018.”

1 World Health Organization cancer fact sheet, February 2017, www.who.int/mediacentre/factsheets/fs297/en
2 www.fiercepharma.com/special-report/nexavar

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.